

July 31, 2008

Mr. Ralph J. Nicoletti
Sr. Vice President and Chief Financial Officer, Alberto-Culver Co
2525 Armitage Avenue
Melrose Park, IL 60160

Re: **Alberto-Culver Company**
              Form 10-K for the fiscal year ended September 30, 2007
              File No. 1-32970

Dear Mr. Nicoletti:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief